FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

TABLE OF CONTENTS

SIGNATURES
CGGVeritas Announces First Quarter 2009 Results
Solid Performance in a Challenging Environment
PARIS, France — May 14th 2009 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today its non-audited first quarter 2009 consolidated accounts. All comparisons are made on a year-on-year basis unless otherwise stated.
A solid quarter despite weakening demand
▪	Group revenue including Wavefield was relatively stable at $851m

▪	Group operating margin: 15%

▪	Net income margin of: 8%

▪	Backlog was $1.4 billion as of May 1, 2009 down 25% sequentially, as a result of reduced market demand and clients postponing spending decisions
Accelerating adjustments to address 2009 market conditions
▪	Rigorous cost reduction programs activated across the organization

▪	Plan to remove three 3D vessels and one 2D vessel from the market in 2009

▪	Disciplined capital spending to focus on our priority for healthy net free cash flow

▪	Maintained R&D spending levels and increased focus on advanced technology
Q1 2009 key figures

In M$	Q1 2009	variance	Q1 2008

Group Revenue	851	-2%	873
Sercel revenue	201	-29%	282
Services revenue	689	+7%	646

Group Operating Income	131	-29%	184
margin	15%		21%
Sercel op. income	54	-40%	90
margin	27%		32%
Services op. income	99	-26%	133
margin	14%		21%

Net Income	71	-26%	95
margin	8%		11%

EPS (€)	0.35	-24%	0.46
EPS / ADS ($)	0.46	-32%	0.68

CGGVeritas Chairman & CEO, Robert Brunck commented:
     “Based on our discipline, strengthened marine position and market leadership we achieved solid performance in the first quarter despite deteriorating market conditions. During the quarter Sercel continued to deliver industry leading performance and Services, despite significant reductions in global multi-client spending, was resilient with strong land and marine performance as well as the continued strengthening of our advanced imaging.
Looking forward we expect the typical second quarter seasonality. Since visibility remains particularly low for the rest of the year, we are implementing cost savings and adjusting capacity to strengthen our ability to deliver optimal performance and focus on our priority of a healthy net free cash flow in 2009.
Longer term, I am confident in our outlook for the industry and believe that CGGVeritas is well positioned to continue to strengthen its leadership.”

Q1 2009 Financial Results
Group Revenue:
Group Revenue remained nearly flat, down 2% in $ and up 11% in €. Sercel sales decreased as expected and multi-client after sales were particularly low. Contract marine performed well with high utilization rates and the addition of Wavefield to our fleet.

In millions	Q1 09 ($)	variance	Q1 08 ($)	Q1 09 (€)	variance	Q1 08 (€)

Group Revenue	851	-2%	873	648	+11%	585
Sercel Revenue	201	- 29%	282	154	-18%	189
Services Revenue	689	+ 7%	646	525	+ 21%	433

Eliminations	-39		-55	-30		-37
Marine contract	373	+ 57%	238	284	+ 78%	159
Land contract	132	-14%	154	101	-3%	103
Processing	101	+ 4%	97	77	+ 18%	65
Multi-client	82	-48%	157	63	-41%	105
MC marine	70	-41%	118	53	-32%	79
MC land	12	- 69%	39	9	-65%	26
Sercel
Revenue was down 29% in $ and 18% in €. Internal sales, typical to the first quarter, were high at 20%. Land equipment sales remained stable at high levels and marine sales were low this quarter.
Services
Revenue was up 7% in $ and 21% in €. Growth was supported by the addition of Wavefield, high vessel utilization and strong processing performance. Global multi-client sales were low, with Gulf of Mexico wide-azimuth prefunding remaining high at 95%.
▪	Marine contract revenue growth was strong, up 57% in $ and up 78% in €. Over the quarter the fleet availability rate was 93% and the production rate was 89%. 82% of the high-end 3D fleet operated on contract and the Wavefield Voyager joined our fleet in late January.

▪	Land contract revenue was down 14% in $ and 3% in €. We operated 17 crews worldwide, including Argas crews in Saudi Arabia. During the quarter work began on our industry first ultra high channel count survey in Qatar, winter crews were active in Canada and Alaska and we won a multi-year acquisition survey in Saudi Arabia.

▪	Processing & imaging revenue was up 4% in $ and up 18% in € as demand for our high-end depth imaging technologies, such as CBM and RTM remained high.

▪	Multi-client revenue was down 48% in $ and 41% in €. The amortization rate averaged 65%, with 78% in land and 62% in marine, a trend expected to continue through 2009.
Multi-client marine revenue was down 41% in $ and 32% in €. Capex was $74 million (€57 million) as 2 vessels were active, one in the Gulf of Mexico completing the wide-azimuth Garden Banks survey and the other in Brazil where we initiated an extension program of our Santos cluster survey around the Tupi discovery. Prefunding was $55 million (€42 million) with a rate of 74%. After-sales were low worldwide at $15 million (€11 million).
Multi-client land revenue was down 69% in $ and 65% in €. Capex eased as planned to $17 million (€13 million). Prefunding was $5 million (€3 million) with a rate of 27% as crews mobilized for new programs. After-sales were $8 million (€6 million).
Group EBITDAs margin was 33% with lower contribution from multi-client sales.

In millions	Q1 09 ($)	variance	Q1 08 ($)	Q1 09 (€)	variance	Q1 08 (€)

Group EBITDAs	282	-18%	343	215	-6%	230
margin	33%		39%	33%		39%
Sercel EBITDAs	64	-35%	99	49	-26%	66
margin	32%		35%	32%		35%
Services EBITDAs	243	-15%	284	185	-3%	190
margin	35%		44%	35%		44%
Group Operating Income margin was 15% driven by the industry leading and resilient performance of Sercel along with strong operational performance of Services despite lower multi-client contributions.

		Q1 09		Q1 08	Q1 09		Q1 08
Group	In millions	($)	variance	($)	(€)	variance	(€)	Net

	Group Operating Income	131	-29%	184	100	-19%	123
	margin	15%		21%	15%		21%
	Sercel Op. Income	54	-40%	90	41	-31%	60
	margin	27%		32%	27%		32%
	Services Op. Income	99	-26%	133	75	-15%	89
	margin	14%		21%	14%		21%
Income was $71 million (€54 million), a 8% margin, compared to $95 million (€64 million) last year, down 26% in $ and 16% in €, resulting in an EPS of €0.35 per ordinary share and $0.46 per ADS.
▪	Effective Tax Rate was 30%.

▪	Financial Charges were $34 million (€26 million).
Cash Flow and Balance Sheet:
Net Cash
Net cash from operations was $122 million (€93 million) a reduction of 54% year over year.
Capex
Global Capex was $175 million (€133 million) this quarter down 21% year on year.
▪	Industrial Capex was $84 million (€64 million), including the $30m capital lease for the seismic equipment on the new vessel Wavefield Voyager.

▪	Multi-client Capex was reduced to $91 million (€69 million) and prefunding rate was 66% compared to 64% last year.

	Q1 09		Q1 08
In millions	($)	variance	($)

Capex	175	-21%	222
Industrial	84	+ 9%	77
Multi-client	91	-37%	145

Net Free Cash Flow
After interest expenses paid during the quarter, net free cash flow was negative at $(37) million versus a positive $37 million last year.
Net debt to equity remained stable
The Group’s gross debt was stable at $2.074 billion (€1.558 billion). Group net debt was $1.517 billion (€1.140 billion) and the Net Debt to Equity Ratio was 36%, from 35% at the end of 2008.
Comparison with the First Quarter 2008

	First Quarter		First Quarter
	(in million dollars)		(in million euros)
Consolidated Statement of Income	Q1 09	Q1 08	Q1 09	Q1 08

Exchange rate euro/dollar	1.313	1.492	1.313	1.492
Operating Revenue	851.2	872.8	648.5	585.0
Sercel	201.1	281.6	153.8	188.7
Services	688.7	646.4	524.7	433.3
Elimination	-38.6	-55.2	-30.0	-37.0
Gross Profit	256.3	299.0	195.3	200.4
Operating Income	131.5	184.1	100.3	123.3
Sercel	54.3	89.7	41.2	60.1
Services	98.9	132.9	75.3	89.1
Corporate and Elimination	-21.7	-38.5	-16.2	-25.9
Cost of Financial Debt	-34.3	-34.2	-26.2	-22.9
Income Tax[1]	-30.5	-59.2	-23.2	-39.7
Deferred Tax on Currency Translation	0.4	2.4	0.3	1.6
Income from Equity Investments	0.5	4.2	0.4	2.9
Net Income	70.7	95.5	54.0	64.0
Earnings per share (€) / per ADS ($)	0.46	0.68	0.35	0.46
EBITDAs	282.4	342.9	215.2	229.8
Sercel	64.2	98.6	48.7	66.1
Services	242.9	284.1	185.1	190.4
Industrial Capex	84.1	76.7	64.0	51.4

Multi-client Capex	91.2	145.1	69.5	97.3

Other Information
–	Detailed financial results (6K) are available on our website: www.cggveritas.com.

–	A French language conference call is scheduled today, May 14th at 9:30 am (Paris). To take part in the French language conference, simply dial in five to ten minutes prior to the scheduled start time.

- National call-in	+33 1 72 26 01 65
- International call-in	+44 161 601 8912
- Replay	+33 01 72 28 01 39 or +44 207 075 3214
- code 289249#
–	An English language conference call is scheduled today May 14th at 3:00 pm (Paris), 2:00 pm (London), 8:00 am (US CT) and 9:00 am (US ET). To take part in the English language conference, simply dial in five to ten minutes prior to the scheduled start time.

- International call-in	1 (647) 427-3417
- US call-in	1 (888) 241-0558
- Replay	1 (402) 220-0608 & 1 (800) 695 9456
- code 82637064
You will be asked for the name of the conference: “CGGVeritas 1st quarter 2009 results”.
–	A presentation is posted on our website and can be downloaded.

–	The conference calls will be broadcast live on our website www.cggveritas.com and a replay will be available for two weeks thereafter.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGGVeritas
Consolidated Financial Statements
March 31, 2009

CONSOLIDATED BALANCE SHEETS

	March 31, 2009
		in
		millions
	in	of
	millions	dollars
	of euros	(1)
ASSETS
Cash and cash equivalents	418.1	556.4
Trade accounts and notes receivable, net	705.1	938.4
Inventories and work-in-progress, net	278.4	370.5
Income tax assets	84.4	112.3
Other current assets, net	115.3	153.4
Assets held for sale, net	8.0	10.7

Total current assets	1,609.3	2,141.7

Deferred tax assets	71.1	94.7
Investments and other financial assets, net	28.5	38.0
Investments in companies under equity method	77.9	103.7
Property, plant and equipment, net	871.9	1,160.4
Intangible assets, net	875.2	1,164.8
Goodwill, net	2,157.5	2,871.3

Total non-current assets	4,082.1	5,432.9

TOTAL ASSETS	5,691.4	7,574.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	9.8	13.0
Current portion of financial debt	183.1	243.7
Trade accounts and notes payables	266.9	355.3
Accrued payroll costs	127.0	169.0
Income taxes payable	57.7	76.7
Advance billings to customers	27.4	36.5
Provisions — current portion	20.1	26.8
Other current liabilities	150.1	199.9

Total current liabilities	842.1	1,120.9

Deferred tax liabilities	197.7	263.2
Provisions — non-current portion	78.9	105.0
Financial debt	1,365.3	1,817.0
Other non-current liabilities	31.8	42.5

Total non-current liabilities	1,673.7	2,227.7

Common stock: 276,413,038 shares authorized and 150,617,709 shares with a €0.40 nominal value issued and outstanding at March 31, 2009	60.2	80.2
Additional paid-in capital	1,964.7	2,614.6
Retained earnings	1,138.6	1,515.3
Treasury shares	(18.4)	(24.5)
Net loss for the period — Attributable to the Group	52.7	70.0
Income and expense recognized directly in equity	1.5	2.0
Cumulative translation adjustment	(65.6)	(87.3)
Total shareholders’ equity	3,133.7	4,170.3
Minority interests	41.9	55.7

Total shareholders’ equity and minority interests	3,175.6	4,226.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,691.4	7,574.6

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.331 per € on the balance sheet date.

CONSOLIDATED STATEMENTS OF OPERATIONS

	March 31, 2009
	in	in millions
	millions	of dollars
	of euros	(1)
Operating revenues	648.5	851.2
Other income from ordinary activities	0.8	1.0
Total income from ordinary activities	649.3	852.2
Cost of operations	(454.0)	(595.9)

Gross profit	195.3	256.3

Research and development expenses — net	(16.1)	(21.2)
Selling, general and administrative expenses	(66.7)	(87.6)
Other revenues (expenses) — net	(12.2)	(16.0)

Operating income	100.3	131.5

Expenses related to financial debt	(27.1)	(35.5)
Income provided by cash and cash equivalents	0.9	1.2
Cost of financial debt, net	(26.2)	(34.3)
Other financial income (loss)	2.4	3.1
Income (loss) of consolidated companies before income taxes	76.5	100.3
Deferred taxes on currency translation	0.3	0.4
Other income taxes	(23.2)	(30.5)

Income taxes	(22.9)	(30.1)

Net income (loss) from consolidated companies	53.6	70.2

Equity in income of affiliates	0.4	0.5

Net income (loss)	54.0	70.7

Attributable to:
Shareholders	52.7	69.1
Minority interests	1.3	1.6

Weighted average number of shares outstanding	150,617,709	150,617,709
Dilutive potential shares from stock-options	281,467	281,467
Dilutive potential shares from free share plan	806,500	806,500
Dilutive weighted average number of shares outstanding adjusted when dilutive	151,705,676	151,705,676

Earning per share
— Basic	0.35	0.46
— Diluted	0.35	0.46

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S. $1.313 per €.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2009
	in	in millions
	millions	of dollars
	of euros	(1)
OPERATING
Net income (loss)	54.0	70.7
Depreciation and amortization	67.6	88.7
Multi-client surveys amortization	40.4	53.0
Variance on provisions	(3.7)	(4.9)
Cancellation of stock based compensation expenses	6.9	9.1
Cancellation of net gain (loss) on disposal of fixed assets	1.3	1.6
Share in profits of affiliates	(0.4)	(0.5)
Dividends received from affiliates	—	—
Other non-cash items	3.9	5.4
Net cash including net cost of financial debt and income tax	170.0	223.1
Less net cost of financial debt	26.2	34.3
Less income tax expense	22.9	30.1
Net cash excluding net cost of financial debt and income tax	219.1	287.5
Income tax paid	(36.0)	(47.4)
Net cash before changes in working capital	183.1	240.1
— change in trade accounts and notes receivables	(6.6)	(8.7)
— change in inventories and work-in-progress	13.3	17.4
— change in other current assets	(13.9)	(18.2)
— change in trade accounts and notes payable	(41.9)	(55.1)
— change in other current liabilities	(29.9)	(39.2)
Impact of changes in exchange rate on financial items	(10.7)	(14.0)

Net cash provided by operating activities	93.4	122.3

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(40.6)	(53.3)
Investments in multi-client surveys	(69.5)	(91.2)
Proceeds from disposals of tangible & intangible assets	0.3	0.4
Total net proceeds from financial assets	—	—
Acquisition of investments, net of cash & cash equivalents acquired	(59.5)	(78.1)
Impact of changes in consolidation scope	(2.0)	(2.6)
Variation in loans granted	1.8	2.4
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	—	—
Net cash from investing activities	(169.5)	(222.4)

FINANCING
Repayment of long-term debt	(24.3)	(31.9)
Total issuance of long-term debt	0.2	0.3
Lease repayments	(7.3)	(9.6)
Change in short-term loans	1.2	1.6
Financial expenses paid	(11.3)	(14.8)
Net proceeds from capital increase:
— from shareholders	—	—
— from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to minority interest of integrated companies	—	—
Acquisition/disposal from treasury shares	(0.3)	(0.4)

Net cash provided by financing activities	(41.8)	(54.8)

Effect of exchange rates on cash	19.1	(8.1)

Net increase (decrease) in cash and cash equivalents	(98.8)	(163.0)
Cash and cash equivalents at beginning of year	516.9	719.4

Cash and cash equivalents at end of period	418.1	556.4

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.313 per € (except cash and cash equivalents balances converted at the closing rate of US$1.331 at March 31, 2009 and US$1.392 at December 31, 2008)

ANALYSIS BY OPERATING SEGMENT

	Geophysical	Geophysical	Eliminations &	Consolidated
March 31, 2009	services	equipment	Adjustments	Total
	(in millions of euros)
Revenues from unaffiliated customers	524.3	124.2	—	648.5
Inter-segment revenues	0.4	29.6	(30.0)	—

Operating revenues	524.7	153.8	(30.0)	648.5
Other income from ordinary activities	—	0.8	—	0.8

Total income from ordinary activities	524.7	154.6	(30.0)	649.3

Operating income (loss)	75.3	41.2	(16.2)	100.3

Equity income (loss) of investees	0.4	—	—	0.4
Capital expenditures	142.8	5.1	(14.5)	133.4
Depreciation and amortization	(106.2)	(6.8)	5.1	(107.9)
Investments in companies under equity method	—	4.0	—	4.0
Identifiable assets	4,729.2	788.6	(327.7)	5,190.1

Unallocated and corporate assets				501.3

Total assets				5,691.4

			Eliminations
	Geophysical	Geophysical	and	Consolidated
March 31, 2009	services	equipment	Adjustments(1)	Total
	(in millions of dollars)
Revenues from unaffiliated customers	688.2	160.7	2.3	851.2
Inter-segment revenues	0.5	40.4	(40.9)	—

Operating revenues	688.7	201.1	(38.6)	851.2
Other income from ordinary activities	—	1.0	—	1.0

Total income from ordinary activities	688.7	202.1	(38.6)	852.2

Operating income (loss)	98.9	54.3	(21.7)	131.5

(1)	The dollar amounts for the equipment segment reflect the management reporting figures. The exchange differences between internal reporting in US dollars and consolidated financial statements translated into US dollars are reported into this column.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14th, 2009

By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training,
Communication and Audit